

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2020

Amy Trombly
Chief Executive Officer
Sonoma Pharmaceuticals, Inc.
645 Molly Lane, Suite 150
Woodstock, GA 30189

> **Re: Sonoma Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 24, 2020**
> **File No. 333-250925**

Dear Ms. Trombly:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed November 24, 2020

SELLING SECURITY HOLDERS, page 5

1. Rule 430B(b) permits omission of the number of shares registered for resale and the list of selling shareholders "for primary offerings pursuant to General Instruction I.B.1." Please revise throughout the prospectus to include the number of shares registered for resale and include the list of selling stockholders. Please refer to Rule 430B(b)(2) and Instruction II.G of Form S-3.

LEGAL MATTERS, page 17

2. Please include Item 509 of Regulation S-K disclosure with respect to your Chief Executive Officer.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences